PIMCO High Income Fund Annual Shareholder Meeting Results:

The fund held its annual meeting of shareholders on December 19, 2012. Common/Preferred shareholders voted as indicated below:

								    Withheld
						 Affirmative	    Authority

Re-election of Deborah A. DeCotis
Class III to serve until the annual
meeting for the 2015-2016 fiscal year		 103,479,844	  2,990,684


Re-election of John C. Maney+
Class III to serve until the annual
meeting for the 2015-2016 fiscal year 		 103,595,681 	  2,874,847


The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher, James A.Jacobson*, Hans W. Kertess, William
B. Ogden, IV and Alan Rappaport* continue to serve as Trustees.

* Preferred Trustee
+ Interested Trustee